EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Trustees

Universal Health Realty Income Trust:

We consent to the use of our reports dated March 14, 2007 with respect to the consolidated balance sheets of Universal Health Realty Income Trust as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006, and the related financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, incorporated by reference herein.

/s/ KPMG LLP

Philadelphia, PA
June 21, 2007